                           D F CHINA TECHNOLOGY, INC.
                             2002 STOCK OPTION PLAN


         1. PURPOSES OF THE PLAN. The purposes of this 2002 Stock Option Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees and Consultants of the Company and its Subsidiaries and to promote the success of the Company's business. Options granted under this Plan to persons subject to the Internal Revenue Code of the United States may be incentive stock options (as defined under Section 422 of the Code) or nonqualified stock options, as determined by the Option Committee at the time of grant of an option and subject to the applicable provisions of Section 422 of the Code, as amended, and the regulations promulgated thereunder.

         2. DEFINITIONS. As used herein, the following definitions shall apply:

                  2.1 "Option Committee" means the Board or any of its committees, as applicable, that is administering the Plan pursuant to Section 4 of the Plan.

                  2.2 "Board" means the Board of Directors of the Company.

                  2.3 "Code" means the Internal Revenue Code of 1986, as amended.

                  2.4 "Company" means D F China Technology, Inc., a British Virgin Islands corporation.

                  2.5 "Consultant" means any consultant or advisor to the Company or any Parent or Subsidiary and any director of the Company whether compensated for such services or not, but not including any Employee.

                  2.6 "Continuous Status as an Employee" means the absence of any interruption or termination of the employment relationship by the Company or any Subsidiary. Continuous Status as an Employee shall not be considered interrupted in the case of: (i) any leave of absence approved by the Board, including sick leave, military leave, or any other personal leave; provided, however, that for purposes of Incentive Stock Options, such leave is for a period of not more than 90 days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to Company policy adopted from time to time; or (ii) in the case of transfers between locations of the Company or between the Company, its Subsidiaries or its successors.



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                  2.7 "Employee" means any person, including officers and
directors, employed by the Company or any Parent or Subsidiary of the Company. The payment of a director's fee by the Company shall not be sufficient to constitute "employment" by the Company.

                  2.8 "Exchange Act" means the United States' Securities Exchange Act of 1934, as amended.

                  2.9 "Fair Market Value" means, as of any date, the value of Stock determined as follows:

                           2.9.1 If the Stock is listed on any established stock
exchange or a national market system including without limitation Nasdaq's National Market System, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported, as quoted on such system or exchange or the exchange with the greatest volume of trading in Stock for the last market trading day prior to the time of determination) as reported in the Wall Street Journal or such other source as the Option Committee deems reliable;

                           2.9.2 If the Stock is quoted on Nasdaq SmallCap (but
not on the National Market System) or regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high and low bid prices for the Stock; or

                           2.9.3 In the absence of an established market for the
Stock, the Fair Market Value thereof shall be determined in good faith by the Option Committee.

                  2.10 "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

                  2.11 "Nonqualified Stock Option" means an Option not intended to qualify as an Incentive Stock Option.

                  2.12 "Option" means a stock option granted pursuant to the Plan.

                  2.13 "Optioned Stock" means the Stock subject to an Option.

                  2.14 "Optionee" means an Employee or Consultant who receives an Option.

                  2.15 "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

                  2.16 "Plan" means this 2002 Stock Option Plan.



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                  2.17 "Share" means a share of the Stock, as adjusted in
accordance with Section 13 of the Plan.

                  2.18 "Stock" means the Common Stock, par value $.001 per share, of the Company.

                  2.19 "Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

         3. STOCK SUBJECT TO THE PLAN. Subject to the provisions of Section 13 of the Plan, the maximum number of shares of Stock which may be optioned and sold under the Plan and any other plan of the Company then in effect is ten percent of the number of shares of Common Stock of the Company then issued and outstanding (excluding from the number of shares issued and outstanding all shares which were issued upon exercise of options granted under the Plan and any other plan of the Company then in effect). The shares may be authorized, but unissued, or reacquired Stock. If an Option should expire or become unexercisable for any reason without having been exercised in full, the unpurchased Shares which were subject thereto shall, unless the Plan shall have been terminated, become available for future grant under the Plan.

         4. ADMINISTRATION OF THE PLAN.

                  4.1 ADMINISTRATION BY BOARD OR COMMITTEE. The Plan shall be administered by (a) the Board or (b) a committee designated by the Board to administer the Plan, which committee shall be constituted in such a manner as to permit the Plan to comply with Rule 16b-3 promulgated under the Exchange Act or any successor thereto ("Rule 16b-3") with respect to a plan intended to qualify thereunder as a discretionary plan. Once appointed, such committee shall continue to serve in its designated capacity until otherwise directed by the Board. From time to time the Board may increase the size of the committee and appoint additional members thereof, remove members (with or without cause) and appoint new members in substitution therefor, fill vacancies, however caused, and remove all members of the committee and thereafter directly administer the Plan, all to the extent permitted by Rule 16b-3 with respect to a plan intended to qualify thereunder as a discretionary plan.

                  4.2 LIMITATION ON ADMINISTRATION BY BOARD. Notwithstanding the foregoing, the Plan shall not be administered by the Board if (a) the Company and its officers and directors are then subject to the requirements of Section 16 of the Exchange Act and (b) the Board's administration of the Plan would prevent the Plan from complying with Rule 16b-3.



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                  4.3 MULTIPLE ADMINISTRATIVE BODIES. If permitted by Rule
16b-3, the Plan may be administered by different bodies with respect to directors, non-director officers and Employees who are neither directors nor officers.

                  4.4 POWERS OF THE OPTION COMMITTEE. Subject to the provisions of the Plan and, in the case of a committee, the specific duties delegated by the Board to such committee, the Option Committee shall have the authority, in its discretion:

                           4.4.1 to determine whether and to what extent Options
shall be granted hereunder;

                           4.4.2 to select the officers, Consultants and
Employees to whom Options may from time to time be granted hereunder;

                           4.4.3 to determine the number of shares of Stock to
be covered by each such award granted hereunder;

                           4.4.4 to determine the Fair Market Value of the
Stock, in accordance with Section 2.9 of the Plan;

                           4.4.5 to approve forms of agreement for use under the
Plan;

                           4.4.6 to determine the terms and conditions, not
inconsistent with the terms of the Plan, of any award granted hereunder (including, but not limited to, the per share exercise price for the Shares to be issued pursuant to the exercise of an Option and any restriction or limitation, or any vesting, acceleration or waiver of forfeiture restrictions regarding any Option or other award and/or the shares of Stock relating thereto, based in each case on such factors as the Option Committee shall determine, in its sole discretion);

                           4.4.7 to determine whether and under what
circumstances an Option may be bought-out for cash under subsection 10.4;

                           4.4.8 to determine whether, to what extent and under
what circumstances Stock and other amounts payable with respect to an award under this Plan shall be deferred either automatically or at the election of the participant (including providing for and determining the amount, if any, of any deemed earnings on any deferred amount during any deferral period); and

                           4.4.9 to reduce the exercise price of any Option to
the then current Fair Market Value if the Fair Market Value of the Stock covered by such Option shall have declined since the date the Option was granted.



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                  4.5 EFFECT OF OPTION COMMITTEE'S DECISION. All decisions,
determinations and interpretations of the Option Committee shall be final and binding on all Optionees and any other holders of any Options. Neither the Board, the Committee, nor any member thereof shall be liable for any act, omission, interpretation, construction or determination made in connection with the Plan in good faith, and the members of the Board and of the Committee shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including counsel fees) arising therefrom to the full extent permitted by law.

         5. ELIGIBILITY.

                  5.1 Nonqualified Stock Options may be granted to Employees and Consultants. Incentive Stock Options may be granted only to Employees. An Employee or Consultant who has been granted an Option may, if he is otherwise eligible, be granted an additional Option or Options.

                  5.2 With regard to Options granted under this Plan to persons subject to the Internal Revenue Code of the United States, each Option shall be designated in the written option agreement as either an Incentive Stock Option or a Nonqualified Stock Option. However, notwithstanding such designations to the extent that the aggregate Fair Market Value of the Shares, with respect to which Options designated as Incentive Stock Options are exercisable for the first time by any Optionee during any calendar year (under all plans of the Company or any Parent or Subsidiary), exceeds $100,000, such excess Options shall be treated as Nonqualified Stock Options. For this purpose, Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

                  5.3 The Plan shall not confer upon any Optionee any right with respect to continuation of employment or consulting relationship with the Company, nor shall it interfere in any way with his right or the Company's right to terminate his employment or consulting relationship at any time, with or without cause, unless otherwise agreed in writing by the Company and such Optionee.

         6. TERM OF PLAN. The Plan shall become effective upon its adoption by the Board of Directors subject only to approval by the holders of a majority of the outstanding Shares within 12 months after such date. Such approval can be given either at a meeting of shareholders of the Company or by the written approval signed by persons that are the record owners of a majority of the shares of common stock of the Company then outstanding. Should the Plan



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not be approved by a vote of shareholders as specified above, the Plan shall terminate 12 months after the effective date, all options issued prior to that termination date shall continue in effect but without the benefits that would accrue under the Code or the Act from such shareholder approval. Otherwise, it shall continue in effect until ten years from the effective date, unless extended by the Board or sooner terminated under Section 15 of the Plan. No grants of Options will be made pursuant to the Plan after termination of the Plan.

         7. TERM OF OPTION. The term of each Option shall be the term stated in the Option Agreement; provided, however, that in the case of an Incentive Stock Option granted to a person subject to the United States' Internal Revenue Code, the terms shall be no more than 10 years from the date of grant thereof or such shorter term as may be provided in the Option Agreement. However, in the case of an Option granted to an Optionee who, at the time the Option is granted is subject to the United States' Internal Revenue Code and also owns Stock representing more than 10% of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Option shall be five years from the date of grant thereof or such shorter term as may be provided in the Option Agreement.

         8. OPTION EXERCISE PRICE AND CONSIDERATION.

                  8.1 The per share exercise price for the Shares to be issued pursuant to exercise of an Option shall be such price as is determined by the Option Committee; provided, however, that as to an Incentive Option:

                           8.1.1 granted to an Employee who, at the time of the
grant of such Incentive Stock Option is subject to the United States' Internal Revenue Code and also owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

                           8.1.2 granted to any other Employee, the per Share
exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

                  8.2 The consideration to be paid for the Shares to be issued upon exercise of an Option may be paid by certified or cashier's check. In the discretion of the Option Committee as set forth in the Option Agreement or, except for Incentive Options, determined at the time of exercise, payment may also be made by any or all of the following:

                           8.2.1 check,


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                           8.2.2 promissory note,

                           8.2.3 other shares of the Company's capital stock
which (a) in the case of shares of the Company's capital stock acquired upon exercise of an Option either have been owned by the Optionee for more than six months on the date of surrender or were not acquired, directly or indirectly, from the Company, and (b) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares to which said Option shall be exercised,

                           8.2.4 authorization for the Company to retain from
the total number of Shares as to which the Option is exercised that number of Shares having a Fair Market Value on the date of exercise equal to the exercise price for the total number of Shares as to which the Option is exercised,

                           8.2.5 delivery of a properly executed exercise notice
together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale or loan proceeds required to pay the exercise price, or

                           8.2.6 such other consideration and method of payment
for the issuance of Shares to the extent permitted under applicable laws.

         9. LIMITATION ON EXERCISE. The following limitations on exercise of Options shall apply to all Incentive Options and, except to the extent waived by the Option Committee and stated in the Option Agreement, to all other Options.

                  9.1 TERMINATION OF EMPLOYMENT. In the event of termination of an Optionee's relationship as a Consultant (unless such termination is for purposes of becoming an Employee of the Company) or on termination of an Optionee's Continuous Status as an Employee with the Company (as the case may be), such Optionee may, but only within 90 days (or, as to Options other than Incentive Options, such longer period of time as is determined by the Option Committee) after the date of such termination, but in no event later than the expiration date of the term of such Option as set forth in the Option Agreement, exercise his Option to the extent that Optionee was entitled to exercise it at the date of such termination. To the extent that Optionee was not entitled to exercise the Option at the date of such termination, or if Optionee does not exercise such Option to the extent so entitled within the time specified herein, the Option shall terminate.

                  9.2 DISABILITY OF OPTIONEE. Notwithstanding the provisions of
Section 9.1 above, in the event of termination of an Optionee's relationship as a Consultant or Continuous Status as an



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Employee as a result of his total and permanent disability (as defined in
Section 22(e)(3) of the Code), Optionee may, but only within 12 months from the date of such termination and in no event later than the expiration date of the term of such Option as set forth in the Option Agreement, exercise the Option to the extent otherwise entitled to exercise it at the date of such termination. To the extent that Optionee was not entitled to exercise the Option at the date of termination, or if Optionee does not exercise such Option to the extent so entitled within the time specified herein, the Option shall terminate.

                  9.3 DEATH OF OPTIONEE. In the event of the death of an Optionee, the Option may be exercised, at any time within 12 months following the date of death (but in no event later than the expiration date of the term of such Option as set forth in the Option Agreement), by the Optionee's estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent the Optionee was entitled to exercise the Option at the date of death. To the extent that the Optionee was not entitled to exercise the Option at the date of termination, or if the Optionee's estate (or such other person who acquired the right to exercise the Option) does not exercise such Option to the extent so entitled within the time specified herein, the Option shall terminate.

         10. EXERCISE OF OPTION.

                  10.1 PROCEDURE FOR EXERCISE; RIGHTS AS A STOCKHOLDER. An Option shall be deemed to be exercised, and the Optionee deemed to be a stockholder of the Shares being purchased upon exercise, when written notice of such exercise has been given to the Company in accordance with the terms of the Option by the person entitled to exercise the Option and full payment for the Shares with respect to which the Option is exercised has been received by the Company. Full payment may, as authorized by the Board, consist of any consideration and method of payment allowable under Section 8.2 of the Plan. An Option may not be exercised for a fraction of a Share.

                  10.2 EFFECT ON NUMBER OF SHARES. Exercise of an Option in any manner shall result in a decrease in the number of shares which thereafter may be available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

                  10.3 RULE 16b-3. Options granted to persons subject to Section 16(b) of the Exchange Act must comply with the Rule 16b-3 and shall contain such additional conditions or restrictions as may be required thereunder to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.



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                  10.4 BUYOUT PROVISIONS. The Option Committee may at any time offer to buy out for a payment in cash or Shares, an Option previously granted, based on such terms and conditions as the Option Committee shall establish and communicate to the Optionee at the time that such offer is made.

         11. NON-TRANSFERABILITY OF OPTIONS. The Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee.

         12. STOCK WITHHOLDING TO SATISFY WITHHOLDING TAX OBLIGATIONS.

                  12.1 At the discretion of the Option Committee, Optionees may satisfy withholding tax obligations as provided in this paragraph. When an Optionee incurs tax liability in connection with an Option, which tax liability is subject to tax withholding under applicable tax laws, and the Optionee is obligated to pay the Company an amount required to be withheld under applicable tax laws, the Optionee may satisfy the withholding tax obligation by electing to have the Company withhold from the Shares to be issued upon exercise of the Option, that number of Shares having a Fair Market Value equal to the amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined (the "Tax Date").

                  12.2 All elections by an Optionee to have Shares withheld for this purpose shall be made in writing in a form acceptable to the Option Committee and shall be subject to the following restrictions:

                           12.2.1 the election must be made on or prior to the
applicable Tax Date;

                           12.2.2 once made, the election shall be irrevocable
as to the particular Shares of the Option as to which the election is made;

                           12.2.3 all elections shall be subject to the consent
or disapproval of the Option Committee; and

                           12.2.4 if the Optionee is subject to Rule 16b-3, the
election must comply with the applicable provisions of Rule 16b-3 and shall be subject to such additional conditions or restrictions as may be required thereunder to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.



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         12.3 In the event the election to have Shares withheld is made by an
Optionee, the Tax Date is deferred under Section 83 of the Code and no election is filed under Section 83(b) of the Code, the Optionee shall receive the full number of Shares with respect to which the Option is exercised but such Optionee shall be unconditionally obligated to tender back to the Company the proper number of Shares on the Tax Date.

         13. CHANGES IN THE COMPANY'S CAPITAL STRUCTURE. The existence of outstanding Options shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business, or any merger or consolidation of the Company, or any issue of bond, debentures, preferred or prior preference stock ahead of or affecting the Stock or the rights thereof, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise; subject to the following:

                  13.1 If the Company shall effect a subdivision or consolidation of shares or other capital readjustment, the payment of a stock dividend, or other increase or reduction of the number of shares of the Stock outstanding, without receiving compensation therefor in money, services or property, then (a) the number, class, and per share price of shares of Stock subject to outstanding Options hereunder shall be appropriately adjusted in such a manner as to entitle an Optionee to receive upon exercise of an Option, for the same aggregate cash consideration, the same total number and class of shares as he would have received had he exercised his Option; (b) the number and class of shares of Stock then reserved for issuance under the Plan shall be adjusted by substituting for the total number and class of shares of Stock then reserved that number and class of shares of stock that would have been received by the owner of an equal number of outstanding shares of each class of Stock as the result of the event requiring the adjustment.

                  13.2 Unless otherwise expressly provided in an Option Agreement, upon a Corporate Change (as defined below), notwithstanding any other term of this Plan, any and all outstanding Options not fully vested and exercisable shall vest in full and be immediately exercisable, and any other restrictions on such Options including, without limitation, requirements concerning the achievement of specific goals shall terminate. The foregoing shall apply to Incentive Options, unless stated to the contrary in the Option Agreement, even though the effect may be to convert part of the Option to a Nonqualified Option.



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                  13.3 As used in this Plan, a "Corporate Change" shall be
deemed to have occurred upon, and shall mean (a) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person"), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 80% or more of either (i) the then outstanding shares of Stock of the Company (the "Outstanding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that the following transactions shall not constitute a Corporate Change: (u) any acquisition by virtue of the conversion of preferred stock of the Company outstanding on the effective date hereof; (v) customary transactions with and between underwriters and selling group members with respect to a bona fide public offering of securities, (w) any acquisition directly from the Company (excluding an acquisition by virtue of the exercise of a conversion privilege),
(x) any acquisition by the Company, (y) any acquisition by any employee benefit plan(s) (or related trust(s)) sponsored or maintained by the Company or any corporation controlled by the Company or (z) any acquisition by any entity pursuant to a reorganization, merger or consolidation, if, immediately following such reorganization, merger or consolidation the conditions described in clauses
(i), (ii) and (iii) of clause (b) of this paragraph are satisfied; or (b) the approval by the stockholders of the Company of a reorganization, merger or consolidation, in each case, unless immediately following such reorganization, merger or consolidation (i) more than 60% of, respectively, the then outstanding shares of common stock (or other equivalent securities) of the entity resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such entity entitled to vote generally in the election of directors (or other similar governing body) is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Company Common Stock and Outstanding Company Voting Securities immediately prior to such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (ii) no Person (excluding the Company, any employee benefit plan(s) (or related trust(s)) of the Company and/or its subsidiaries or such entity resulting from such reorganization, merger or consolidation and any Person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 80% or more of the Outstanding Company Common Stock or Outstanding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 80% or more of, respectively, the then outstanding




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shares of common stock (or other equivalent securities) of the entity resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such entity entitled to vote generally in the election of directors (or other similar governing body) and
(iii) at least a majority of the members of the board of directors (or other similar governing body) of the entity resulting from such reorganization, merger or consolidation were members of the Incumbent Board (as defined below) at the time of the execution of the initial agreement providing for such reorganization, merger on consolidation. The "Incumbent Board" shall mean individuals who as of the effective date hereof constitute the Company's Board of Directors; provided, however, that any individual becoming a director subsequent to such date whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either (i) an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act), or an actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Company's Board of Directors or (ii) a plan or agreement to replace a majority of the members of the Board of Directors then comprising the Incumbent Board.

                  13.4 The Company intends that this Section shall comply with the requirements of Rule 16b-3 and any future rules promulgated in substitution therefor under the Exchange Act during the term of the Plan. Should any provision of this Section not be necessary to comply with the requirements of Rule 16b-3 or should any additional provisions be necessary for this Section to comply with the requirements of Rule 16b-3, the Board of Directors may amend the Plan to add to or modify the provisions of the Plan accordingly.

                  13.5 Except as hereinbefore expressly provided, the issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number, class, or price of shares of Stock then subject to outstanding Options.

         14. TIME OF GRANTING OPTIONS. The date of grant of an Option shall, for all purposes, be the date on which the Option Committee makes the determination granting such Option, or such



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other date as is determined by the Option Committee. Notice of the determination shall be given to each Employee or Consultant to whom an Option is so granted within a reasonable time after the date of such grant.

         15. AMENDMENT AND TERMINATION OF THE PLAN.

                  15.1 AMENDMENT AND TERMINATION. The Board may at any time amend, alter, suspend or discontinue the Plan, but no amendment, alteration, suspension or discontinuation shall be made which would impair the rights of any Optionee under any grant theretofore made, without his or her consent. In addition, to the extent necessary and desirable to comply with Rule 16b-3 under the Exchange Act or with Section 422 of the Code (or any other applicable law or regulation, including the applicable requirements of Nasdaq, the NASD or an established stock exchange), the Company shall obtain stockholder approval of any Plan amendment in such a manner and to such a degree as required.

                  15.2 EFFECT OF AMENDMENT OR TERMINATION. Any such amendment or termination of the Plan shall not affect Options already granted and such Options shall remain in full force and effect as if this Plan had not been amended or terminated, unless mutually agreed otherwise between the Optionee and the Board, which agreement must be in writing and signed by the Optionee and the Company.

         16. CONDITIONS UPON ISSUANCE OF SHARES.

                  16.1 Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant provisions of law, including without limitation, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the Shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

                  16.2 As a condition to the exercise of an Option, the Company may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned relevant provisions of law.

         17. RESERVATION OF SHARES. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.



                                                          2002 Stock Option Plan
                                                             Page 13 of 17 Pages

         18. INFORMATION TO OPTIONEES. The Company shall provide to each Optionee, during the period for which such Optionee has one or more Options outstanding, copies of all annual reports and other information which are generally provided to all stockholders of the Company. The Company shall not be required to provide such information to persons whose duties in connection with the Company assure their access to equivalent information.

         19. GOVERNING LAW; CONSTRUCTION. All rights and obligations under the Plan shall be governed by, and the Plan shall be construed in accordance with, the laws of the British Virgin Islands without regard to the principals of conflicts of laws. Titles and headings to Sections herein are for purposes of reference only, and shall in no way limit, define or otherwise affect the meaning or interpretation of any provisions of the Plan.

         ADOPTED by the Directors on March 16, 2002.

         APPROVED by the Shareholders on July 18, 2003.




                                                          2002 Stock Option Plan
                                                             Page 14 of 17 Pages

                           D F CHINA TECHNOLOGY, INC.
                             STOCK OPTION AGREEMENT

         THIS STOCK OPTION AGREEMENT (the "Agreement") is made this ____ day of [March], [200_] (the "Date of Grant"), between D F China Technology, Inc., a British Virgin Islands corporation (the "Company"), and [_________] , a resident of ______________ (the "Optionee").

                                   WITNESSETH:

         WHEREAS, under the terms and conditions of the Company's 2002 Stock Option Plan (the "Plan"), a copy of which is attached hereto, Optionee has been granted, effective the Date of Grant, an option to purchase shares of the Company's Common Stock, $0.001 par value ("Common Stock");

         WHEREAS, the Company considers that its interests will be served by granting Optionee an option to purchase shares of Common Stock as an inducement for Optionee's continued and effective performance of services to the Company;

         NOW, THEREFORE, in consideration of the covenants and agreements herein contained, the parties hereto hereby agree as follows:

         1. Subject to the terms and conditions set forth in this Agreement and in the Plan, which is hereby incorporated herein by reference, the Company hereby grants to Optionee the option (the "Option") to purchase up to, but not exceeding in the aggregate, [________] shares of Common Stock at a price of US$[___] per share (the "Option Price"), subject to adjustment as provided in
Section 13 of the Plan.

         2.       The type of Option and term are as indicated below:

_________         This Option is intended to be an "INCENTIVE STOCK OPTION"
                  within the meaning of Section 422A of the Internal Revenue
                  Code of 1986 of the United States, as amended, is issued to Optionee as an Employee and shall extend for a maximum term of 10 YEARS from the Date of Grant.

_________         This Option is NOT intended to be an "incentive stock option"
                  within the meaning of Section 422A of the Internal Revenue
                  Code of 1986 of the United States, as amended, is issued to Optionee as an:

                  ________ Employee

                  ________ Consultant providing services as _______________.



                                                          2002 Stock Option Plan
                                                             Page 15 of 17 Pages

         3. The Option may be exercised in whole or in part as follows:

                  3.1 The Option may be exercised on [DATE]with respect to [________] of the aggregate number of shares subject to the Option;

                  3.2 After the expiration of each annual anniversary of the date set forth in paragraph 3.1, the Option may be exercised with respect to an additional [_________] of the aggregate number of shares subject to the Option, so that after the expiration of the [______] anniversary of the date set forth in paragraph 3.1, the Option shall be exercisable in full;

                  3.3 To the extent not exercised, installments shall be cumulative and may be exercised in whole or in part until the Option expires.

         4. Exercise of the Option by Optionee shall be made pursuant to the terms of Section 10 of the Plan.

         5. Upon severance of the affiliation of Optionee with the Company, including due to death, the Option shall terminate in accordance with Section 9 of the Plan.

         6. As indicated below, this option is or is not subject to additional terms set forth on Exhibit A hereto, which terms shall supersede any contrary provision of the Agreement but shall not supersede any mandatory provision of the Plan:

         ______ Exhibit A attached.

         ______ No Exhibit A.

         7. The Option shall not be transferable by Optionee otherwise than by will or under the laws of descent and distribution or pursuant to a qualified domestic relations order, and shall be exercisable during Optionee's lifetime only by Optionee.

         8. The Option shall not be exercisable until compliance with all applicable laws.

         9. This Agreement may not be modified or terminated except by an agreement in writing signed by the party against whom enforcement of any such modification or termination is sought.

         10. The grant of the Option imposes no obligation on the Company to be affiliated with or continue to be affiliated with Optionee; and the right of the Company to terminate the



                                                          2002 Stock Option Plan
                                                             Page 16 of 17 Pages
affiliation of Optionee shall not be diminished or affected by reason of the fact that the Option has been granted to Optionee.

         11. Optionee shall not have any rights as a stockholder with respect to any shares covered by the Option until the date of issuance of a stock certificate or certificates to Optionee for such shares following Optionee's exercise of the Option, in whole or in part, pursuant to its terms and conditions and payment for the shares.

         12. In the event of any difference of opinion between Optionee and the Company concerning the meaning or effect of the Plan, such difference shall be resolved by the Board of Directors of the Company.

         13. The validity, construction and performance of this Agreement shall be governed by and construed in accordance with the laws of the British Virgin Islands. The invalidity of any provision of this Agreement shall not affect the validity of any other provision.

         14. All offers, notices, demands, requests, acceptances or other communications hereunder shall be in writing to the following addresses or such other address as either party may hereafter designate in writing to the other:

         If to the Company:                 If to the Optionee:

         D F China Technology, Inc.
                                            --------------------------

         --------------------------         --------------------------

         --------------------------         --------------------------

         --------------------------         --------------------------

         Attention:
                   -----------------        --------------------------

         15. This Agreement shall, except as herein stated to the contrary, inure to the benefit of and be binding upon the legal representatives, successors and assigns of the parties hereto.

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered as of the day and year first above written.

         D F China Technology, Inc.                  OPTIONEE:



         By:                           Signature:
            -----------------------              ---------------------
                            , CEO



                                                          2002 Stock Option Plan
                                                             Page 17 of 17 Pages